

March 12, 2009

Via U.S. Mail & Facsimile
Mr. Michael Kaplan, Esq.
Davis Polk & Wardwell
450 Lexington Avenue
New York, NY 10017

RE: Ford Motor Company
Schedule TO-I filed March 4, 2009
File No. 5-30156

Dear Mr. Kaplan:

We have conducted a limited review of your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule TO-I

General

1.   We note that the 4.25% senior convertible notes were registered under the Securities Act of 1933 and accordingly, are considered a class of equity securities subject to Section 15(d) of the Securities Exchange Act of 1934. Given that the offer is for all outstanding securities of this class, please provide us with your analysis of the applicability of Rule 13e-3. In this regard, while we note your disclosure that the Depositary Trust Company is the sole registered holder of the notes, this disclosure does not provide us with sufficient information regarding the number of record holders. Please supplementally advise us of the number of participants who are record holders of the senior convertible notes or confirm that such number is not greater than 300.

2.   We note that you have retained Georgeson Inc. and Computershare, Inc. as the information and exchange agent, respectively. Consistent with the requirements of Section 3(a)(9) of the Securities Act of 1933, please confirm that no commission or other remuneration will be paid or given directly or indirectly to either the information agent or exchange agent for soliciting the exchange.

Offer to Purchase for Cash

Forward-Looking Statements, page ii

3.   Please eliminate the reference to the Private Securities Litigation Reform Act of 1995 or revise to make clear that the safe harbor protections contained in the PSLRA do not apply to statements made in connection with the tender offer. See Section 27A(b)(2)(C) of the Securities Act of 1933 and Regulation M-A telephone interpretation M.2 in the July 2001 Supplement to the Division of Corporation Finance's Manual of Publicly Available Telephone Interpretations available at www.sec.gov.

Documents Incorporated by Reference, page iii

4.   You appear to attempt to incorporate by reference any future documents filed from the date of the offer until it is completed. However, Schedule TO does not permit such "forward" incorporation by reference. Please confirm your understanding and clarify your disclosure accordingly.

Summary Terms of the Exchange Offer, page 4

5.   With a view towards possible disclosure, please advise us supplementally of how the cash premium of $80 was derived.

Selected Consolidated and Operating Financial Data, page 19

6.   It is not apparent that you have provided all of the information required by Item 1010 (b) and (c) of Regulation M-A. For example, you have not disclosed information, including on a pro forma basis, regarding the ratio of earnings to fixed charges. Please revise your disclosure accordingly.

Conditions of the Exchange Offer, page 23

7.   A tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidder, and are drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. Please revise your disclosure to provide more definitive terms or disclose you will employ your reasonable judgment to determine whether a particular condition has been triggered. With this in mind, please clarify the following conditions:

   o in the first bullet point, condition (iv)("any limitation (whether or not mandatory) by any governmental authority, on, or other event having a reasonable likelihood of affecting, the extension of credit by banks or other lending institutions in the United States…,");

   o in the first bullet point, condition (vi) ("any significant adverse change…in the domestic automotive market, including any event or development in respect of any major competitor, including with respect to their government-sponsored restructuring, or supplier of ours that, in our judgment, would have a material adverse effect on our or our affiliates' business…,") and,

   o in the third bullet point on page 24 ("there shall have occurred any development which would, in our judgment, materially adversely affect our business…").

8.   You disclose under this heading that should you fail to exercise any of your rights, such failure shall not "constitute a waiver of those rights." Please be advised that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this is a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to security holders. You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding supplementally.

Source & Amount of Funds, page 23

9.   Please revise to disclose the total amount of funds or other consideration that will be required to purchase the maximum amount of securities sought in the offer. Refer to Item 1007(a) of Regulation M-A. Similarly, consistent with the requirements of Item 1007(b), revise to disclose whether there are any alternative financing arrangements.

Material U.S. Federal Income Tax Considerations, page 36

10.   Please revise the statements that "additional issues may exist that are not described in the disclosure," and that the summary is "for general information only." We believe this language might suggest that security holders may not rely on the description of material

tax consequences included in the offering document. Revise your disclosure to clarify that you are addressing all material tax consequences.

Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares, page 40

11.   We refer you to Instruction 3 to Item 1008(a) of Regulation M-A. Please confirm supplementally that the statements regarding the company's knowledge were made on the basis of the company's reasonable inquiry.

Closing Comments

As appropriate, please amend your filing and respond to these comments promptly. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions to me at (202) 551-3757 or, in my absence, to Dan Duchovny, Special Counsel, at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-0303.

Sincerely,

Mellissa Campbell Duru
Special Counsel
Office of Mergers and Acquisitions

Cc: Lisa L. Jacobs, Esq.
       Shearman & Sterling LLP (via facsimile)